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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fieldpoint Private Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Field Point Rd.
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro Fulvio 212-490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

157 Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Christopher J. DeLaura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fieldpoint Private Securities, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of Connecticut County of Fairfield

I certify this to be the original document on this 27th day of Feb, 2017.

KELLY A. FLAHERTY, Notary Public #169291
My Commission Expires June 30, 2020

Signature

President

Title

Notary Public

KELLY A. FLAHERTY
Notary Public, State of Connecticut
My Commission Expires June 30, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Fieldpoint Private Securities, LLC

We have audited the accompanying statement of financial condition of Fieldpoint Private Securities, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fieldpoint Private Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New Haven, Connecticut
February 27, 2017

FIELDPOINT PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and due from banks	$	938,850
Federal funds sold		2,218,000
Total cash and cash equivalents		3,156,850
Deposit with clearing broker		100,175
Receivable from clearing broker		340,050
Wealth management fees receivable		25,328
Due from affiliate (Note 3)		4,310
Equipment, furniture and software, net of accumulated depreciation and amortization of $41,982 (Note 2)		63,038
Other assets		118,374
Total assets	$	3,808,125

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accrued commission expense	$	1,211,626
Accounts payable and accrued expenses		210,716
Due to parent (Note 3)		76,336
Total liabilities		1,498,678
Commitments and contingencies (Note 4 and Note 7)		
Member's capital (Note 8)		2,309,447
Total liabilities and member's capital	$	3,808,125

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Fieldpoint Private Securities, LLC (the "Company") is a registered broker-dealer and Securities and Exchange Commission ("SEC")-registered investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut. The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides investment advisory services and annuity and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In June 2011, the Company (then known as Nutmeg Securities, LLC) was purchased by Fieldpoint Private Bank and Trust Company (the "Parent") and became a single member LLC. In January, 2012, Nutmeg Securities, LLC changed its name to Fieldpoint Private Securities, LLC.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and due from banks and Federal funds sold are recognized as cash equivalents in the statement of cash flows. Federal funds sold generally mature in one day. For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company considers amounts held in money market accounts at banks to be cash equivalents.

Deposit with clearing broker

Deposit with clearing broker consists of a $100,000 good faith deposit maintained by the Company with its clearing broker.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. No formal tax-sharing arrangement exists between the Company and its Parent. Accordingly, the Parent reports its share of the Company's income or loss on its income tax returns. The Company's year-end for tax purposes is December 31.

The Parent files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. However, the Company may be subject to potential examination by U.S. Federal, U.S. states or foreign jurisdiction authorities ("Tax Authorities") in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. Federal, U.S. state and foreign tax laws. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2013.

Notwithstanding the above, the Company is required under GAAP to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In accordance with GAAP, any tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces the Company's capital. This policy has been applied to all existing tax positions outstanding at December 31, 2016. Based on its analysis, the Company has determined that the application of this policy did not have a material impact on the Company's financial statements as of and for the years ended December 31, 2016. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income tax fees payable. There are no uncertain tax positions at December 31, 2016. No interest expense or penalties have been recognized as of December 31, 2016.

Note 2. Equipment, Furniture and Software

At December 31, 2016 equipment, furniture and software consisted of the following:

Equipment and software	$	65,296
Furniture and fixtures		25,050
Leasehold improvements		14,674
		105,020
Less accumulated depreciation		(41,982)
Total	$	63,038

Note 3. Related Party Transactions

At December 31, 2016, the Company had cash on deposit with the Parent totaling $753,887.

At December 31, 2016 the Company recorded a payable in the amount of $76,336 for certain expenses which were paid on behalf of the Company and not yet reimbursed to the Parent. This payable is included in due to parent in the Statement of Financial Condition.

At December 31, 2016 the Company recorded a receivable in the amount of $4,310 for certain expenses which were paid on behalf of an Affiliate and not yet reimbursed to the Company. This receivable is included in due from affiliate in the Statement of Financial Condition.

Note 4. Commitments and Contingencies

Clearing Firm Agreement

The Company has entered into an agreement with its clearing broker/dealer (the "Clearing Firm Agreement") that includes cost reimbursement and certain early contract termination fees that expired during 2016.

The Company has no intention of terminating the Clearing Firm Agreement.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if potentially material, is disclosed, including the matter discussed below. Pending legal and regulatory action at December 31, 2016 includes a proceeding in which the Company is a respondent and counterclaimant in a FINRA arbitration commenced by another firm alleging breach of certain contractual obligations in connection with the hiring an employee of the firm. The outcome of litigation and the amount or range of potential loss at any particular time, is often inherently uncertain. Damages sought by the plaintiffs in this matter are unspecified, including punitive or exemplary damages. The Company is not able to predict the ultimate effect of this litigation on the Company's financial condition or result of operations. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Note 5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) thereof, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 7. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2016 and through the time the financial statements were issued on February 27, 2017 for potential recognition or disclosure in the financial statements.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital (as defined) of $2,098,397 which was $1,998,397 in excess of its required minimum net capital of $100,000. The Company's net capital ratio at December 31, 2016, was 0.71 to 1.

No differences existed between computations reported in the December 31, 2016 financial statements and the Company's original FOCUS filing as of December 31, 2016.